

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2011

Charles Y. Tanabe
Liberty Splitco, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

> **Re:** **Liberty Splitco, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 16, 2011**
> **File No. 333-171201**

Dear Mr. Tanabe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Where You Can Find More Information, page 132

Amendment No. 1 to Annual Report on Form 10-K of Liberty Media Incorporated By Reference

Compensation Discussion and Analysis, page 10

Setting Executive Compensation, page 11

1. Please provide more information about how the compensation committee uses the reference group information in setting compensation types and amounts and the purpose of its review of this information. For example, although you note on page 10 that the committee seeks to formulate compensation packages that are "competitive" relative to the reference group, no additional information is provided about what this

means. We also note your acknowledgement on page 15 that equity compensation of your NEOs generally exceeds that of your peer group, but you do not explain why this is the case or how other components of your compensation packages compare to the peer group. Please revise accordingly.

Elements of 2010 Executive Compensation, page 12

2.   We note that the Corporate Performance Component impacts 30% of a participant's maximum bonus amount. Although you note that the Corporate Performance Component Rating is based on a review of adjusted OIBDA, revenue and free cash flow, you do not provide any disclosure regarding how that review resulted in the actual Ratings applied in 2010. Please provide more information about how this component is measured and how the 2010 rating was determined, including disclosure of any material performance targets and performance against such targets.

Grants of Plan-Based Awards, page 25

3.   We note that you only disclose the actual 2010 performance-based bonus in the "Estimated Future Payouts under Non-equity Incentive Plan Awards" column. Instead, please revise to disclose the threshold, target and maximum estimated payouts for each named executive officer under the 2010 program.

4.   Please explain in an appropriate location how the compensation committee allocates equity awards to the NEOs among the different tracking stocks.

Potential Payments Upon Termination or Change of Control, page 32

5.   Please revise the heading "Termination After a Change of Control" on page 34 to remove the implication that a termination is required in connection with a change of control in order for the vestings to occur.

Notes to Consolidated Financial Statements, December 31, 2010

Note 6 - Investments in Available-for-Sale Securities and Other Cost Investments, page B-54

6.   You disclosed that at December 31, 2010, you owned approximately 18% of Live Nation, and subsequent to year-end you have acquired an additional 1% interest and agreed to purchase an additional 5.5 million in shares for $57.7 million. Please tell us the following with respect to this investment:

- Your basis for accounting for this as an AFS security
- Your representation on the board of directors;
- Your participation in the policy-making processes;

- Your extent of ownership in relation to the concentration of other shareholders.
- Your expected percentage of ownership after your purchase of the 5.5 million shares in Live Nation.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L. Wilm
        Baker Botts L.L.P.
        Via facsimile: (212) 259-2503